


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 11-K

## FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.
437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN

INDEX

| | Page |
|---|---|
| REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 3 |
| FINANCIAL STATEMENTS: | |
| Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 | 4 |
| Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006 | 5 |
| Notes to Financial Statements | 6-17 |
| SUPPLEMENTAL SCHEDULES: | |
| Schedule of Assets Held for Investment Purposes at End of Year | 18-19 |
| Schedule of Late Remittances | 20 |
| SIGNATURE | 21 |
| EXHIBIT INDEX | 22 |
| CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 23 |

Note: Schedules other than those referred to above have been omitted as inapplicable or not required under the instructions contained in Regulation S-X or the information is included elsewhere in the financial statements or the notes thereto.



**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

## Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Omnicom Group Retirement Savings Plan
New York, New York

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2007 and the schedule of late remittances for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

New York, New York
June 24, 2008

# Omnicom Group
# Retirement Savings Plan

## Statements of Net Assets Available for Benefits

| *December 31,* | **2007** | 2006 |
|---|---|---|
| **Assets** | | |
| Investments, at fair value (Note 4) | **$1,643,256,853** | $1,562,599,396 |
| Contributions due from: | | |
| Employer | **42,819,000** | 35,670,000 |
| Employees | **81,460** | 1,598,043 |
| Accrued interest and dividends | **445,824** | 410,632 |
| Due from broker for investments sold | **185,870** | 79,359 |
| **Total receivables** | **43,532,154** | 37,758,034 |
| **Total assets, at fair value** | **1,686,789,007** | 1,600,357,430 |
| **Liabilities** | | |
| Accrued expenses | **272,193** | 264,068 |
| Due to broker for investments purchased | **77,501** | 399,012 |
| **Total liabilities** | **349,694** | 663,080 |
| **Net assets, at fair value** | **1,686,439,313** | 1,599,694,350 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3) | **2,516,329** | 4,026,515 |
| **Net assets available for benefits** | **$1,688,955,642** | $1,603,720,865 |

*See accompanying notes to financial statements.*

## Statements of Changes in Net Assets Available for Benefits

| *Year ended December 31,* | **2007** | 2006 |
|---|---|---|
| **Additions** | | |
| Interest and dividend income | **$ 87,143,384** | $ 75,373,887 |
| Contributions: | | |
| Employer | **44,458,844** | 35,995,364 |
| Employees | **104,415,310** | 94,330,072 |
| Rollovers | **13,235,907** | 12,371,563 |
| | **162,110,061** | 142,696,999 |
| Net appreciation in fair value of investments (Note 4) | **10,008,349** | 98,235,970 |
| **Total additions** | **259,261,794** | 316,306,856 |
| **Deductions** | | |
| Benefit payments | **173,617,082** | 175,587,049 |
| Administrative expenses | **409,935** | 323,780 |
| **Total deductions** | **174,027,017** | 175,910,829 |
| **Increase in net assets available for benefits** | **85,234,777** | 140,396,027 |
| **Net assets available for benefits, beginning of year** | **1,603,720,865** | 1,463,324,838 |
| **Net assets available for benefits, end of year** | **$1,688,955,642** | $1,603,720,865 |

*See accompanying notes to financial statements.*

**1. Description of Plan**

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

*(a) General*

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies (the "Employer") of Omnicom Group Inc. (the "Company"). The Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee"). An affiliate of the Trustee performs the recordkeeping services for the Plan.

*(b) Eligibility and Plan Entry Dates*

For the profit sharing feature of the Plan, employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter.

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies are qualified to enroll as soon as administratively practicable following employment.

Participating companies have the option to adopt any or all of the profit sharing, 401(k), or matching contribution features of the Plan. Certain participating companies have adopted the Plan for salaried employees only.

(c) *Contributions*

Profit sharing contributions and matching contributions by the participating companies ("Employer Contributions") to the Plan are discretionary and are authorized for each Plan year by the participating companies for the benefit of eligible employees in the respective companies.

Matching contribution formulas for employees enrolled in the 401(k) feature are determined by the participating companies from the options available under the Plan.

Participants are generally eligible to receive any Employer Contributions if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

The Plan allows employees of participating companies that have adopted the Plan's 401(k) feature to elect to contribute any percentage of their eligible compensation as pre-tax contributions to the Plan, up to the annual dollar limit under the Code.

(d) *Participant Accounts*

Each participant's account is credited with the pre-tax contributions made by the participant and with employer discretionary matching contributions allocated to the participant, if any. Participants' accounts are also credited with discretionary profit sharing contributions as authorized each year by the respective participating companies for their employees. In addition, the Plan accepts rollover contributions from other employers' qualified plans or from eligible Individual Retirement Accounts.

Participants direct the investment of their account balances into one or more of the investment funds that are available through the Plan. Each participant's account is credited with its share of investment income, which is interest, dividends, and appreciation or depreciation in the fair value of the underlying assets, net of administrative expenses, for the funds in which that account is invested. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

(e) *Forfeitures*

Forfeitures of terminated participants' non-vested account balances may be used to reduce Employer Contributions and may also be used to pay Plan expenses. As of December 31, 2007 and 2006, unallocated forfeitures totaled $4,321,743 and $7,496,288, respectively. For the year ended December 31, 2007, the Company estimates that approximately $3,673,000 of forfeitures will be used to reduce the Employer Contributions. For the year ended December 31, 2006, $6,538,199 of forfeitures were used to reduce the Employer Contributions.

(f) *Vesting*

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following vesting schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more,

or

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

*(g) Payment of Benefits*

Upon termination of employment, disability or death, participants (or their beneficiary) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum payment, partial lump-sum distributions, annual installment payments for up to 20 years, or certain other distribution options permitted under the Plan for participants of merged plans that offered alternative forms of payment. Also, payment of the account to a terminated participant may be deferred until age 70½ in accordance with Internal Revenue Service guidelines.

The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

*(h) Participant Loans*

In general, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the vested balance in the participant's account and bear interest at the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2007 range from 4% to 12%. Principal and interest are generally repaid through payroll deductions. General-purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years. Loans granted for principal residences transferred from merged plans may have longer maturity dates.

*(i) Administrative Expenses*

The Plan pays certain administrative expenses associated with professional services provided to the Plan. Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other miscellaneous fees are deducted from the participants' accounts. Other expenses are paid by the Company.

## 2. Summary of Significant Accounting Policies

*Basis of Accounting*

The accompanying financial statements are prepared under the accrual method of accounting.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Investment Valuation and Income Recognition*

Investments are stated at fair value, which is determined, where applicable, by reference to quoted market prices. Fair values of investments that do not have readily ascertainable market value (such as commingled pools) have been determined by the Trustee based on the underlying publicly traded assets of the portfolios. Participant loans are stated at cost plus accrued interest, which approximates fair value.

Purchases and sales of investments are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

*Payment of Benefits*

Benefits are recorded when paid.

*Risk and Uncertainties*

Participants can invest in various securities, including mutual funds, commingled pools and Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

*Stock Split*

The Omnicom Group Inc. Board of Directors authorized a two-for-one split of the Company's common stock in the form of a 100% stock dividend to shareholders of record on June 6, 2007. Shares of Company common stock held within the Plan were split in the same manner as all outstanding shares of the Company's common stock. For purposes of presentation, all prior period share amounts in the Omnicom Group Inc. Common Stock investment option have been adjusted to reflect the stock split.

**3. Benefit – Responsive Investment Contracts**

The Plan accounts for Benefit-Responsive Investment Contracts under Financial Accounting Standards Board Staff Position, AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). The FSP requires that investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust, the Fidelity Managed Income Portfolio II (the "Fund").

As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the Fund as well as the adjustment of the investment in the Fund from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

The Plan reflects the Fund at fair value and records an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $2,516,329 and $4,026,515 at December 31, 2007 and 2006, respectively, in the accompanying Statements of Net Assets Available for Benefits. The fair value of the Fund at December 31, 2007 and 2006 was $332,994,265 and $337,203,588, respectively.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value. The interest crediting rates at December 31, 2007 and 2006 were 4.64% and 4.37%, respectively. The average market yield of the Fund for the year ended December 31, 2007 was 4.73%. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net Assets Available for Benefits.

## 4. Investments

At December 31, 2007 and 2006, the Plan assets were invested as follows:

| | Fair Value | |
|---|---|---|
| *December 31,* | 2007 | 2006 |
| Omnicom Group Inc. Common Stock | **$ 141,393,413*** | $ 162,578,109* |
| Fidelity Managed Income Portfolio II | **332,994,265*** | 337,203,588* |
| Fidelity Diversified International Fund | **196,062,902*** | 167,102,884* |
| Spartan US Equity Index Fund - Advantage Class | **190,054,470*** | - |
| Fidelity US Equity Index Commingled Pool | **-** | 192,233,248* |
| Fidelity Contrafund | **181,608,925*** | 143,191,208* |
| Fidelity Equity Income Fund | **153,772,719*** | 159,499,027* |
| PIMCO Total Return Fund - Institutional Class | **90,332,485*** | - |
| PIMCO Total Return Fund - Administrative Class | **-** | 76,076,682 |
| Dreyfus Midcap Value Fund A | **84,107,963*** | 81,714,631* |
| Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio | **83,700,954** | 84,132,956* |
| Wells Fargo Large Company Growth Fund - Institutional Class | **67,193,293** | - |
| Wells Fargo Large Company Growth Fund - Administrator Class | **-** | 67,304,913 |
| Fidelity Low-Priced Stock Fund | **19,299,242** | 21,261,834 |
| RS Partners Fund A | **5,157,927** | 1,283,838 |
| Fidelity Freedom Income Fund | **2,393,036** | 1,718,913 |
| Fidelity Freedom 2000 Fund | **1,139,652** | 674,362 |
| Fidelity Freedom 2005 Fund | **1,058,807** | 727,685 |
| Fidelity Freedom 2010 Fund | **6,942,125** | 4,243,876 |
| Fidelity Freedom 2015 Fund | **7,787,029** | 4,925,610 |
| Fidelity Freedom 2020 Fund | **8,899,846** | 6,585,233 |
| Fidelity Freedom 2025 Fund | **11,245,141** | 7,408,739 |
| Fidelity Freedom 2030 Fund | **12,909,348** | 7,832,502 |
| Fidelity Freedom 2035 Fund | **9,485,058** | 5,324,768 |
| Fidelity Freedom 2040 Fund | **14,641,563** | 10,402,826 |
| Fidelity Freedom 2045 Fund | **400,602** | - |
| Fidelity Freedom 2050 Fund | **654,323** | - |
| Cash and Cash Equivalents | **3,669** | 51,046 |
| Participant loans | **20,018,096** | 19,120,918 |
| | **$1,643,256,853** | $1,562,599,396 |

* - Represents 5% or more of net assets available for benefits.

During 2007 and 2006, the Plan's investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in value as follows:

| *December 31,* | 2007 | 2006 |
|---|---|---|
| Omnicom Group Inc. Common Stock | **$(14,290,564)** | $32,770,068 |
| Fidelity Diversified International Fund | **12,846,636** | 16,659,701 |
| Spartan US Equity Index Fund - Advantage Class | **(7,644,638)** | - |
| Fidelity US Equity Index Commingled Pool | **15,100,588** | 25,243,999 |
| Fidelity Contrafund | **17,524,473** | 583,089 |
| Fidelity Equity Income Fund | **(8,881,836)** | 14,661,992 |
| PIMCO Total Return Fund - Institutional Class | **3,975,302** | - |
| PIMCO Total Return Fund - Administrative Class | **(1,507,920)** | (838,715) |
| Dreyfus Midcap Value Fund A | **(9,834,469)** | 917,052 |
| Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio | **(1,001,016)** | 2,483,675 |
| Wells Fargo Large Company Growth Fund - Institutional Class | **(161,161)** | - |
| Wells Fargo Large Company Growth Fund - Administrator Class | **5,011,448** | 1,390,806 |
| Fidelity Low-Priced Stock Fund | **(1,005,107)** | 1,442,441 |
| RS Partners Fund A | **(932,808)** | (29,590) |
| Fidelity Freedom Income Fund | **(22,972)** | 21,655 |
| Fidelity Freedom 2000 Fund | **(18,064)** | 14,279 |
| Fidelity Freedom 2005 Fund | **492** | 26,363 |
| Fidelity Freedom 2010 Fund | **(25,463)** | 108,465 |
| Fidelity Freedom 2015 Fund | **87,498** | 219,740 |
| Fidelity Freedom 2020 Fund | **75,100** | 311,511 |
| Fidelity Freedom 2025 Fund | **194,120** | 345,824 |
| Fidelity Freedom 2030 Fund | **167,764** | 371,750 |
| Fidelity Freedom 2035 Fund | **139,508** | 300,265 |
| Fidelity Freedom 2040 Fund | **238,360** | 522,957 |
| Fidelity Freedom 2045 Fund | **(10,241)** | - |
| Fidelity Freedom 2050 Fund | **(16,681)** | - |
| | **$10,008,349** | $98,235,970 |

**5. Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested and non-forfeitable in accordance with the terms of the Plan.

**6. Tax Status**

The Plan is a qualified employee benefit plan under Section 401(a) of the Code, and therefore is not subject to tax under present income tax laws. The Plan received a favorable determination letter dated June 22, 2005.

The Plan has been amended from time to time since receiving the determination letter, including an amendment adopted on September 21, 2005 in connection with the receipt of the determination letter. However, the Committee believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code, and therefore remains exempt from taxation.

**7. Party-In-Interest Transactions**

Certain Plan investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, the investments qualify as party-in-interest transactions. Excluding fees from brokerage transactions, no fees were charged to the Plan by the Trustee for investment management services for the years ended December 31, 2007 and 2006.

One of the investment funds of the Plan invests exclusively in Company Stock. The Plan owned 2,974,825 and 3,110,352 shares of Company Stock (see Note 2) as of December 31, 2007 and 2006, respectively, with corresponding year-end market values of $141,393,413 and $162,578,109, respectively.

Additionally, participants who are active employees may borrow from their accounts (see Note 1(h)) and such loans qualify as party-in-interest transactions.

**8. Late Remittances**

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled approximately $300,000 for 2007 and $312,000 for 2006. A portion of these contributions are included in contributions due from employees at December 31, 2007 and 2006. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan.

# Omnicom Group
# Retirement Savings Plan

## Schedule of Assets Held for Investment Purposes at End of Year
## EIN: 13-1514814 Plan No. 004

*December 31, 2007*

| (a) | (b)<br>Identity of issuer, borrower, lessor or similar party | (c)<br>Description of investment, including maturity date, rate of interest, collateral, par or maturity | (d)<br>Cost | (e)<br>Current value |
|---|---|---|---|---|
| * | Omnicom Group Inc. Common Stock | 2,974,825 shares. Employer security. Common stock. $.15 par value. | a | **$141,393,413** |
| * | Fidelity Managed Income Portfolio II | 335,510,594 shares. Commingled pool which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **332,994,265** |
| * | Fidelity Diversified International Fund | 4,913,857 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **196,062,902** |
| * | Spartan US Equity Index Fund - Advantage Class | 3,661,936 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **190,054,470** |
| * | Fidelity Contrafund | 2,484,050 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **181,608,925** |
| * | Fidelity Equity Income Fund | 2,787,758 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **153,772,719** |
| | PIMCO Total Return Fund - Institutional Class | 8,450,186 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **90,332,485** |
| | Dreyfus Midcap Value Fund A | 2,981,495 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **84,107,963** |
| | Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio | 6,379,646 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **83,700,954** |
| | Wells Fargo Large Company Growth Fund - Institutional Class | 1,238,130 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **67,193,293** |
| * | Fidelity Low-Priced Stock Fund | 469,225 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **19,299,242** |
| | RS Partners Fund A | 167,411 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **5,157,927** |
| * | Fidelity Freedom Income Fund | 208,999 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **2,393,036** |
| * | Fidelity Freedom 2000 Fund | 92,130 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **1,139,652** |
| * | Fidelity Freedom 2005 Fund | 89,806 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | **1,058,807** |

# Omnicom Group
# Retirement Savings Plan

## Schedule of Assets Held for Investment Purposes at End of Year
## EIN: 13-1514814 Plan No. 004

| (a) | (b)<br>Identity of issuer, borrower, lessor or similar party | (c)<br>Description of investment, including maturity date, rate of interest, collateral, par or maturity | (d)<br>Cost | (e)<br>Current value |
|---|---|---|---|---|
| * | Fidelity Freedom 2010 Fund | 468,429 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 6,942,125 |
| * | Fidelity Freedom 2015 Fund | 624,461 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 7,787,029 |
| * | Fidelity Freedom 2020 Fund | 562,925 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 8,899,846 |
| * | Fidelity Freedom 2025 Fund | 853,197 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 11,245,141 |
| * | Fidelity Freedom 2030 Fund | 781,438 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 12,909,348 |
| * | Fidelity Freedom 2035 Fund | 693,352 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 9,485,058 |
| * | Fidelity Freedom 2040 Fund | 1,504,785 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 14,641,563 |
| * | Fidelity Freedom 2045 Fund | 35,295 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 400,602 |
| * | Fidelity Freedom 2050 Fund | 57,246 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par. | a | 654,323 |
| * | Cash and Cash Equivalents | Interest-bearing cash. There is no maturity date, rate of interest or collateral. | a | 3,669 |
| * | Participant loans | Loans to participants with maturities through April 2035, interest rates ranging from 4.0% to 12.0%, collateralized by participants' vested account balances. | - | 20,018,096 |
| | | | | $1,643,256,853 |

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

# Omnicom Group
# Retirement Savings Plan

## Schedule of Late Remittances

**EIN: 13-1514814** **Plan No. 004**

*For the Year Ended December 31, 2007*

| Participant Contributions and Loan Repayments Transferred Late to the Plan | Amounts Not Corrected | Amounts Corrected Outside VFCP (Voluntary Fiduciary Correction Program) | Amounts Pending Correction or in VFCP | Total Fully Corrected Under VFCP and PTE 2002-51 |
|---|---|---|---|---|
| **$300,000 (1)** | **N/A** | **$300,000** | **N/A** | **N/A** |

(1) During 2007, certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within the statutory time period, although the participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled approximately $300,000. A portion of these contributions are included in contributions due from employees at December 31, 2007. The Trustee computed the lost earnings to the participants and the participating companies subsequently remitted these lost earnings to the Plan.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP PROFIT-SHARING RETIREMENT PLAN

By: 

Leslie Chiocco
Member of Administrative Committee

June 26, 2008

## EXHIBIT INDEX

| Exhibit No. | Description | Page |
|---|---|---|
| 1 | Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm | 23 |



**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Consent of Independent Registered Public Accounting Firm

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-74591) of our report dated June 24, 2008, relating to the financial statements and supplemental schedules of Omnicom Group Retirement Savings Plan appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2007.

BDO Seidman, LLP

BDO Seidman, LLP
New York, New York

June 24, 2008

END